Exhibit 99.4
Wipro Limited — Results for the Quarter & Year ended March 31, 2009
(Rs. in Million)
WIPRO LIMITED, CONSOLIDATED
AUDITED SEGMENT REPORT FOR THE QUARTER & YEAR ENDED MARCH 31, 2009

	Quarter ended March 31,			Year ended March 31,
Particulars	2009	2008	Growth %	2009	2008	Growth %
Revenues
IT Services	49,323	41,206	20%	191,661	146,626	31%
IT Products	8,698	7,838	11%	34,552	26,400	31%
Consumer Care and Lighting	5,164	4,808	7%	20,830	15,207	37%
Others	1,469	3,272		9,144	11,691
Eliminations	(136)	(122)		(745)	(349)

TOTAL	64,518	57,002	13%	255,442	199,575	28%

Profit before Interest and Tax — PBIT
IT Services	10,729	8,641	24%	40,323	31,290	29%
IT Products	372	375	-1%	1,481	1,227	21%
Consumer Care and Lighting	683	630	8%	2,548	1,900	34%
Others	(310)	285		(348)	770

TOTAL	11,474	9,931	16%	44,004	35,187	25%

Interest and Other Income, Net	308	182		1,192	1,883
Profit Before Tax	11,782	10,113	17%	45,196	37,070	22%
Income Tax expense including Fringe Benefit Tax	(1,667)	(1,399)		(6,460)	(4,550)
Profit before Share in earnings of associates and minority interest	10,115	8,714	16%	38,736	32,520	19%
Share in earnings of associates	35	100		362	333
Minority interest	(50)	(16)		(99)	(24)
PROFIT AFTER TAX	10,100	8,798	15%	38,999	32,829	19%
EARNINGS PER SHARE — EPS
Equity shares of par value Rs. 2/- each
Basic (in Rs.)	6.94	6.06		26.81	22.62
Diluted (in Rs.)	6.93	6.03		26.72	22.51
Operating Margin
IT Services	21.8%	21.0%		21.0%	21.3%
IT Products	4.3%	4.8%		4.3%	4.6%
Consumer Care and Lighting	13.2%	13.1%		12.2%	12.5%

TOTAL	17.8%	17.4%		17.2%	17.6%

CAPITAL EMPLOYED
IT Services and Products	119,997	93,969		119,997	93,969
Consumer Care and Lighting	18,689	17,292		18,689	17,292
Others	54,742	50,659		54,742	50,659

TOTAL	193,428	161,920		193,428	161,920

CAPITAL EMPLOYED COMPOSITION
IT Services and Products	62%	58%		62%	58%
Consumer Care and Lighting	9%	11%		9%	11%
Others	28%	31%		28%	31%

TOTAL	100%	100%		100%	100%

RETURN ON AVERAGE CAPITAL EMPLOYED
IT Services and Products	40%	40%		39%	44%
Consumer Care and Lighting	15%	15%		14%	19%

TOTAL	24%	26%		25%	27%

Notes to Segment Report:
a)	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the AS 17 “Segment Reporting” issued pursuant to the Companies (Accounting Standard) Rules, 2006 and by The Institute of Chartered Accountants of India.

b)	In certain specific total outsourcing contracts of IT services segment, the company delivers hardware, software and other related deliverables. Revenue relating to these items are reported in the IT products segment.

c)	Capital employed of segments is net of current liabilities. The net current liability of segments is as follows:

		(Rs in Million)
	As of March 31,
Particulars	2009	2008
IT Services and Products	59,249	30,456
Consumer Care and Lighting	4,026	3,382
Others	15,935	20,582
	79,210	54,420
d)	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

			(Rs in Million)
	Year ended March 31,
Particulars	2009	%	2008	%
India	54,608	21	48,847	24
USA	115,105	45	87,439	44
Europe	57,109	22	48,259	24
Rest of the world	28,620	12	15,030	8
	255,442	100	199,575	100
e)	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segments.
Notes to Audited Financial Statements:
1.	The above audited financial results were approved by the Board of Directors of the Company at its meeting held on April 22, 2009.
2	Status of redressal of Complaints received for the period January 1, 2009 to March 31, 2009

			Complaints	Complaints
Sl.		Opening balance	received during	disposed during
No.	Nature of the complaint	01.01.2009	the quarter	the quarter	Unresolved
1	Non-Receipt of Securities	—	4	4	—
2	Non Receipt of Annual Reports	—	5	5	—
3	Correction / Duplicate / Revalidation of Dividend Warrants	—	59	59	—
4	SEBI/Stock Exchange Complaints	—	2	2	—
5	Non Receipt of Dividend Warrants	6	42	48	—
6	Others	—	5	4	1
	TOTAL	6	117	116	1
3.	The above financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments, which are measured on a fair value basis. GAAP comprises Accounting Standards (AS), issued by the Institute of Chartered Accountants of India (ICAI) and other generally accepted accounting principles in India.

The interim consolidated financial statements for the quarter ended March 31, 2009 have been prepared in accordance with the recognition, measurement and disclosure provisions of AS 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 and by the ICAI. These financial statements should be read in conjunction with the consolidated annual financial statement of the Company for the year ended as at March 31, 2009. The accounting policies followed in the preparation of the financial statement are consistent with those followed in the preparation of the consolidated annual financial statement, except the adoption of AS 30, Financial Instruments: Recognition and Measurement. Effective April 1, 2008 the Company adopted AS 30. The adoption of AS 30 along with limited revision to other accounting standards has been described in Note 4 of the notes to accounts.

4.	The total revenues represent the aggregate segment revenue and include all a locable other income and exchange differences which are reported in other income in the financial statements.

5.	In accordance with AS 21 ‘Consolidated Financial Statements’ and AS 23 ‘Accounting for Investments in Associates in Consolidated Financial Statements’ issued by the Institute of Chartered Accountants of India (ICAI), the condensed consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries of Wipro Limited which are more than 50% owned and controlled and associates where the Company has significant influence.
(Rs. in Million except share data)
WIPRO LIMITED — CONSOLIDATED
AUDITED FINANCIAL STATEMENTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2009

	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Particulars	Audited	Audited	Audited	Audited
1 Net Income from Sales/Services	64,821	57,323	256,171	200,397
2 Cost of Sales / Services
a) (Increase)/Decrease in stock in trade and work in progress	(125)	(458)	(779)	(592)
b) Consumption of raw materials	4,384	4,786	21,924	17,090
c) Purchase of traded goods	6,742	6,143	24,318	19,765
d) Other expenditure	32,255	27,935	127,128	99,016
3 Gross Profit (1-2)	21,565	18,917	83,580	65,118
4 General and Administrative expenses	3,643	3,164	14,377	10,602
5 Selling and Distribution expenses	4,431	4,110	18,188	13,971
6 Depreciation	1,872	1,508	6,864	5,358
7 Operating Profit before interest (3) — (4+5+6)	11,619	10,135	44,151	35,187
8 Interest expense	848	671	3,865	1,892
9 Exceptional Items	—	—	—	—
10 Operating Profit after interest and Exceptional Items (7-8-9)	10,771	9,464	40,286	33,295
11 Other investment income	1,011	651	4,910	3,775
12 Profit from Ordinary Activities before tax (10+11)	11,782	10,115	45,196	37,070
13 Tax Expense (including Fringe Benefits Tax)	1,667	1,399	6,460	4,550
14 Net Profit from Ordinary Activities after tax (12-13)	10,115	8,716	38,736	32,520
15 Minority Interest	(50)	(16)	(99)	(24)
16 Share in Earnings of Associates	35	100	362	333
17 Extraordinary items (net of tax expense)	—	—	—	—
18 Net Profit for the period (14+15+16-17)	10,100	8,800	38,999	32,829
19 Paid up equity share capital (Face value Rs. 2 per share)	2,928	2,923	2,928	2,923
20 Reserves excluding Revaluation Reserves (as per balance sheet) of previous accounting year				113,991
21 EARNINGS PER SHARE (EPS)
Before extraordinary items (not annualised)
Basic (in Rs.)	6.94	6.06	26.81	22.62
Diluted (in Rs.)	6.93	6.03	26.72	22.51
After extraordinary items (not annualised)
Basic (in Rs.)	6.94	6.06	26.81	22.62
Diluted (in Rs.)	6.93	6.03	26.72	22.51
22 Public shareholding*
Number of shares	279,203,632	277,096,250	279,203,632	277,096,250
Percentage of holding	19.06%	18.96%	19.06%	18.96%
23 Promoters and promoter group shareholding
a) Pledged/Encumbered
- Number of shares	Nil	—	Nil	—
- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	Nil	—	Nil	—
- Percentage of shares (as a % of the total share capital of the company)	Nil	—	Nil	—
b) Non-encumbered
- Number of shares	1,162,085,063	1,161,116,260	1,162,085,063	1,161,116,260
- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100%	100%	100%	100%
- Percentage of shares (as a % of the total share capital of the company)	79.32%	79.44%	79.32%	79.44%
Details of expenditure
Items exceeding 10% of total expenditure
Employee Cost	27,704	23,198	107,064	82,726

*	Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoters and holders of American Depository Receipt)
Notes to Audited Financial Statements (continued):
6.	As on April 1, 2008 the company adpoted AS 30 and the consequent limited revisions to other accounting standards. As permitted by AS 30, the Company has designated a yen-denominated foreign currency borrowing amounting to JPY 35 billion, along with Cross-Currency Interest Rate Swap (CCIRS), as a hedging instrument to hedge its net investment in a non-integral foreign operation.

Accordingly, the translation gain / (loss) on the foreign currency borrowings and portion of the changes in fair value of CCIRS which are determined to be effective hedge of net investment in non-integral operation aggregating to Rs 551 Million and Rs 3,044 Million for the quarter and year ended March 31, 2009, respectively was recognized in translation reserve / hedging reserve in shareholders’ funds.

In accordance with AS 11, if the Company had continued to recognize translation losses on foreign currency borrowing in the profit and loss account, the foreign currency borrowing would not have been eligible to be combined with CCIRS for hedge accounting. Consequently the CCIRS also would not have qualified for hedge accounting and changes in fair value of CCIRS would have been recognized in the profit and loss account. As a result, profit after tax for the quarter and year ended March 31, 2009 would have been lower by Rs 551 Million and Rs 3,044 Million respectively.

For detailed note on derivative accounting refer to note 19 (4&5) of the Consolidated financial statements of Wipro Limited which are available on our company website www.wipro.com.

7.	In January 2009, the Company acquired 100% shareholding in India based Citi Technology Services Limited (subsequently renamed as Wipro Technology Services Limited — “WTS”) for a purchase consideration of US $ 127 Million and has recorded a goodwill of Rs 4,472 Million. WTS is an India based provider of information technology services and solutions to Citi Group worldwide. WTS has a strong competency in Technology Infrastructure Services (TIS), Application Development and Maintenance services (ADM) for cards, capital markets and corporate banking. The acquisition will enhance Wipro’s capabilities to compete for both TIS business and ADM business in the financial service industry.

8.	The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter ended March 31, 2009, which are available on our company website www.wipro.com.

9.	Merger of certain subsidiaries
(i)	In the terms of the scheme of amalgamation filed with and endorsed by the State of Delaware, United States of America, Spectramind Inc. amalgamated with Wipro Inc. with effect from March 31, 2009. The amalgamation has been accounted as ‘amalgamation in the nature of merger’ in accordance with AS 14, Accounting for Amalgamations.
ii)	The Company has merged its following, fully owned subsidiaries into Infocrossing Inc with effect from March 31, 2009:
a)	Infocrossing EAS Inc

b)	Infocrossing Services Inc

c)	Infocrossing West Inc

d)	Infocrossing Healthcare Services Inc

e)	Infocrossing iConnection, Inc

f)	Infocrossing Services West Inc.
(iii)	The Company has merged Infocrossing Services Southeast Inc, a fully owned subsidiary into Infocrossing LLC with effect from March 31, 2009.
10.	Pursuant to Clause 41 (VI) (b) (iii) of the Listing Agreement, we inform that we have published consolidated financial results for the quarter ended March 31, 2009. The stand-alone financial results of Wipro Limited for the quarter ended March 31, 2009 and for the period April 1, 2008 to March 31, 2009 have been submitted to the stock exchanges and are available for perusal in our company website at www.wipro.com and in stock exchange’s website of both Mumbai Stock Exchange and National Stock Exchange of India Limited namely www.bseindia.com and www.nseindia.com

By order of the board

Place: Bangalore	Azim H Premji	WIPRO LIMITED
Date: April 22, 2009	Chairman	Regd. Office: Doddakannelli,
Sarjapur Road, Bangalore — 560 035.
www.wipro.com